UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Matthews            Milton T
   100 Crystal A Drive


   Hershey, Pennsylvania  l7033
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P., U.S. Sales
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)                              11/08/00    M        1,000.0000    A  $22.37500                   D  Direct
Common Stock                                  11/08/00    S        1,000.0000    D  $58.12500                   D  Direct
Common Stock (1)                              11/08/00    M        3,000.0000    A  $23.50000                   D  Direct
Common Stock                                  11/08/00    S        3,000.0000    D  $58.12500                   D  Direct
Common Stock (1)                              11/28/00    M        2,000.0000    A  $23.50000                   D  Direct
Common Stock                                  11/28/00    S        2,000.0000    D  $62.50000    0.0000         D  Direct
Common Stock                                  10/31/00    A        73.3300       A   (2)         5,825.5800     I  401(k) Plan
Common Stock                                                                                     280.0000       I  by Son 2
Common Stock                                                                                     300.0000       I  by Spouse

Table II (PART 1) Derivative  Securities Acquired,  Disposed of, or Beneficially
Owned (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $22.37500       11/08/00       M                          1,000.0000                    01/05/02
(right to buy) (1)
Non-Qualified Stock Option     $23.50000       11/08/00       M                          3,000.0000                    01/03/03
(right to buy) (1)
Non-Qualified Stock Option     $23.50000       11/28/00       M                          2,000.0000                    01/03/03
(right to buy) (1)

Table II (PART 2) Derivative  Securities Acquired,  Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     11/08/00  Common Stock                   1,000.0000    $58.12500   0.0000        D   Direct
(right to buy) (1)
Non-Qualified Stock Option     11/08/00  Common Stock                   3,000.0000    $58.12500                 D   Direct
(right to buy) (1)
Non-Qualified Stock Option     11/28/00  Common Stock                   2,000.0000    $62.50000   0.0000        D   Direct
(right to buy) (1)

Explanation of Responses:

(1)
These options were granted under the Hershey Foods Corporation Key Employee Incentive Plan, and they have a stock withholding feature which permits the withholding of shares of stock at the time of exercise to satisfy the grantee's income tax withholding rights.






(2)
These shares were acquired from July 1, 2000 through October 31, 2000 pursuant to the Hershey Foods Corporation Employee Savings, Stock Investment and Ownership Plan (ESSIOP). These shares were purchased at various intervals throughout the year, and the closing price on October 31, 2000 was $54.3125. The exact price of each share at date of acquisition is not readily determinable.

SIGNATURE OF REPORTING PERSON
/S/ Matthews,  Milton T
DATE 12/06/00